FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2020

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news
2.	Summary of proceedings
3.	Consolidated Scrutinizer’s Report
4.	Voting results

Item 1

OTHER NEWS

Sub: Outcome of the Twenty-Sixth Annual General Meeting

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the following announcement to the Indian stock exchanges:

The Twenty-Sixth Annual General Meeting of the Members of ICICI Bank Limited was held on Friday, August 14, 2020 at 3:30 p.m. IST through Video Conferencing/Other Audio Visual Means.

We hereby submit the below mentioned documents:

1.	Summary of proceedings of the Twenty-Sixth Annual General Meeting as required under the Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

2.	Consolidated Scrutinizer’s Report issued pursuant to the applicable provisions of the Companies Act, 2013 and rules made thereunder.

3.	Voting results in the format prescribed under Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

Request you take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 2

Summary of proceedings of the Twenty-Sixth Annual General Meeting of ICICI Bank Limited held on Friday, August 14, 2020

The Twenty-Sixth Annual General Meeting (AGM) of the Members of the Bank was held on Friday, August 14, 2020 at 3.30 p.m. IST through Video Conferencing/Other Audio Visual Means (VC/OAVM).

Mr. Girish Chandra Chaturvedi, Non-Executive (part-time) Chairman of the Bank, chaired the Meeting.

The following Directors were present:

1.	Mr. Girish Chandra Chaturvedi, Independent Director, Non-Executive (part-time) Chairman

2.	Mr. Hari L. Mundra, non-executive Independent Director, Chairman of Stakeholders Relationship Committee

3.	Mr. S. Madhavan, non-executive Independent Director

4.	Ms. Neelam Dhawan, non-executive Independent Director and Chairperson of the Board Governance, Remuneration & Nomination Committee

5.	Mr. Radhakrishnan Nair, non-executive Independent Director

6.	Ms. Rama Bijapurkar, non-executive Independent Director

7.	Mr. B. Sriram, non-executive Independent Director

8.	Mr. Uday Chitale, non-executive Independent Director and Chairman of the Audit Committee

9.	Mr. Lalit Kumar Chandel, Government Nominee Director

10.	Mr. Anup Bagchi, Executive Director

11.	Mr. Sandeep Bakhshi, Managing Director & Chief Executive Officer

12.	Ms. Vishakha Mulye, Executive Director

Mr. Sandeep Batra, President, Mr. Rakesh Jha, Group Chief Financial Officer, and Mr. Ranganath Athreya, Company Secretary were also present.

The authorised representative of Statutory Auditors and Secretarial Auditors of the Bank were also present.

The requisite quorum being present, the Chairman declared the Meeting to be in order and welcomed the Members. The Chairman informed that the statutory registers as required under the Companies Act, 2013, Auditors Report, Secretarial Audit Report and the documents referred in the Notice of AGM dated May 9, 2020 were open for inspection. He informed the Members that as required under Regulation 13 of the Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014, a certificate from the statutory auditors of the Bank, stating that the Employee Stock Option Scheme of the Bank has been implemented in accordance with the said regulations, has been obtained by the Bank and was available for inspection.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

With the consent of the Members present, the Notice convening the Twenty-Sixth AGM was taken as read. The Chairman informed the Members that there were no qualifications, observations or comments or other remarks in the Auditors Report on the financial transactions or matters, which have any adverse effect on the functioning of the Company.

The Chairman also informed the Members that there were no qualifications, observations or comments or other remarks in the Secretarial Audit Report which have any material adverse effect on the functioning of the Company.

The Chairman then invited Members to express their views/ask questions pertaining to the Agenda of the meeting.

Mr. Sandeep Bakhshi provided requisite clarification and information on the various queries raised by the Members.

The Chairman informed the Members that pursuant to the provisions of Section 108 of the CA2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 and Regulation 44 of the Securities and Exchange Board of India (Listing Obligations & Disclosure Requirements) Regulations, 2015, the Bank had extended the remote e-voting facility to the Members of the Bank in respect of the business to be transacted at the AGM as set out in the Notice of AGM dated May 9, 2020. The Chairman further informed that the remote e-voting facility had commenced at 9.00 a.m. IST on Tuesday, August 11, 2020 and ended on 5.00 p.m. IST on Thursday, August 13, 2020. The Chairman also informed that to facilitate the Members who could not cast their votes through remote e-voting, the Bank had provided the facility for e-voting during the AGM.

The Chairman informed the Members that the Board had appointed Mr. Alwyn D’souza of Alwyn D’Souza & Co., Practicing Company Secretaries as the scrutinizer to scrutinize the remote e-voting and e-voting process during the AGM, in a fair and transparent manner.

The Chairman authorised any Executive Director or the Company Secretary of the Bank to declare the results of the remote e-voting as well as e-voting during the AGM.

The Chairman then thanked the Members for their co-operation and suggestions and declared the meeting as closed.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

The following items of business were transacted through remote e-voting and through e-voting during the AGM:

Ordinary Business:

1.	Adoption of Financial Statements for the financial year ended March 31, 2020.

2.	Re-appointment of Ms. Vishakha Mulye (DIN: 00203578), who retires by rotation and, being eligible, offers herself for re-appointment.

3.	Re-appointment of M/s Walker Chandiok & Co LLP, Chartered Accountants (Registration No. 001076N/N500013) as Statutory Auditors of the Bank.

4.	Appointment of Branch Auditors.

Special Business:

5.	Re-appointment of Ms. Vishakha Mulye (DIN: 00203578) as a Wholetime Director (designated as Executive Director) of the Bank.

6.	Re-appointment of Mr. Girish Chandra Chaturvedi (DIN: 00110996) as an Independent Director of the Bank.

7.	Re-appointment of Mr. Girish Chandra Chaturvedi (DIN: 00110996) as Non-Executive (part-time) Chairman of the Bank.

8.	Shifting the Registered Office of the Bank from the State of Gujarat to the State of Maharashtra and consequent amendment to the Memorandum of Association of the Bank.

Basis the consolidated Scrutinizer’s report dated August 15, 2020, all resolutions as set out in the Notice of the AGM dated May 9, 2020 were passed by the Members with requisite majority.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 3

ICICI BANK LIMITED

Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road,

Vadodara 390007, Gujarat, India

CONSOLIDATED SCRUTINIZER’S REPORT

ON

REMOTE E-VOTING AND E-VOTING DURING THE

26TH ANNUAL GENERAL MEETING OF ICICI BANK LIMITED

HELD THROUGH VIDEO CONFERENCING/OTHER AUDIO VISUAL

MEANS ON FRIDAY, AUGUST 14, 2020

ALWYN D’SOUZA

Alwyn D’Souza & Co.

Company Secretaries

[Firm Registration No: S2003MH061200] [Peer Review Certificate No.683/2020]

Annex-103, Dimple Arcade, Asha Nagar, Kandivali (East), Mumbai 400101.

Branch Office: B-002, Gr. Floor, Shreepati-2, Royal Complex, Behind Olympia Tower,

Mira Road (East), Thane-401107; Tel: 022-79629822; Mob: 09820465195;

E-mail: alwyn@alwynjay.com, alwyn.co@gmail.com; Website : www.alwynjay.com

ALWYN D’SOUZA

Alwyn D’Souza & Co.

Company Secretaries

[Firm Registration No: S2003MH061200] [Peer Review Certificate No.683/2020]

Annex-103, Dimple Arcade, Asha Nagar, Kandivali (East), Mumbai 400101.

Branch Office: B-002, Gr. Floor, Shreepati-2, Royal Complex, Behind Olympia Tower,

Mira Road (East), Thane-401107; Tel: 022-79629822; Mob: 09820465195;

E-mail: alwyn@alwynjay.com, alwyn.co@gmail.com; Website : www.alwynjay.com

Consolidated Scrutinizer's Report on Remote E-Voting and E-Voting during the 26th Annual General Meeting of ICICI Bank Limited held through Video Conferencing/Other Audio Visual Means (VC/OAVM) on Friday, August 14, 2020 at 3:30 p.m. IST.

To,

The Chairman

ICICI Bank Limited

ICICI Bank Tower,

Near Chakli Circle,

Old Padra Road,

Vadodara 390007

Sub: Passing of Resolution(s) through electronic voting pursuant to section 108 of the Companies Act 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 as amended

Dear Sir,

I, Alwyn D’souza of M/s. Alwyn D’souza & Co., Company Secretaries, Mumbai, appointed by the Board of Directors of ICICI Bank Limited (the Bank/Company) as the Scrutinizer for the purpose of scrutinizing the remote e-voting and e-voting process conducted during the 26th Annual General Meeting of the Bank held through VC/OAVM pursuant to the provisions of Section 108 of the Companies Act 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 as amended and in accordance with Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015. I say, I am familiar and well versed with the concept of electronic voting system as prescribed under the said Rules.

I, submit my report as under:

a)	The AGM is held in compliance with the applicable provisions of the Companies Act, 2013 and the Rules made thereunder read with the MCA General Circulars dated May 5, 2020, April 8, 2020 and April 13, 2020 (collectively referred to as “MCA Circulars”) and SEBI Circular dated May 12, 2020. Further as confirmed by the Bank the Notice of the 26th AGM along with the Annual Report 2019-20 was sent only through electronic mode to those Members whose e-mail addresses were registered with the Bank/Registrar and Transfer Agents (RTA) or Central Depositories Services (India) Limited (CDSL) /National Securities Depositories Limited (NSDL).

b)	The Compliance with the applicable provisions of the Companies Act, 2013 and the Rules made thereunder relating to electronic voting (which includes remote e-voting and e-voting conducted during the AGM) on the resolutions proposed in the Notice calling the 26th AGM of the Bank was the responsibility of the management. My responsibility as a scrutinizer was to ensure that the voting process is conducted in a fair and transparent manner, and render Scrutinizer’s Report related to electronic voting.

c)	The facility for remote e-voting and e-voting during the AGM was provided by NSDL.

d)	The remote e-voting period commenced on Tuesday, August 11, 2020 (9:00 a.m. IST) and ended on Thursday, August 13, 2020 (5:00 p.m. IST).

e)	At the 26th AGM of the Bank held on Friday, August 14, 2020, the Chairman at the end of the discussions on the resolution(s) announced that the e-voting facility has been provided to facilitate voting for those members who attended the meeting through VC/OAVM but could not participate in the remote e-voting to record their votes on the resolutions to be passed.

f)	After the closure of the e-voting facility provided during the AGM, the votes were unblocked on Friday, August 14, 2020 at around 6.15 p.m. IST in the presence of two witnesses viz., Mr. Edlon Dsouza and Mr. Krishnakant Adagale who are not in the employment of the Bank, on the e-voting website of NSDL (https://www.evoting.nsdl.com) and a final electronic report was generated by me. The data generated was diligently scrutinized.

g)	I have issued a separate scrutinizer’s report on the remote e-voting and e-voting during the AGM and I hereby submit a Consolidated Scrutinizer’s Report pursuant to Rule 20(4)(xii) of the Companies (Management and Administration) Rules, 2014 on the resolutions contained in the Notice of the 26th AGM based on the scrutiny of remote e-voting and the e-voting during the AGM and votes cast therein based on the data downloaded from the e-voting system of NSDL.

h)	The Members holding equity shares as on the cut-off date i.e. August 7, 2020 were entitled to vote on the resolutions proposed in the Notice calling the 26th AGM of the Bank.

i)	The results of the remote e-voting together with e-voting conducted during the AGM are as under:

1.	RESOLUTION NO.1 AS AN ORDINARY RESOLUTION:

Adoption of Financial Statements for the financial year ended March 31, 2020

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	3700	4300396598	-
E-voting during the AGM	24	15587	-
TOTAL	3724	4300412185	100.00

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	39	22623	-
E-voting during the AGM	5	1140	-
TOTAL	44	23763	0.00

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	-	-
E-voting during the AGM	-	-
TOTAL	-	-

2.	RESOLUTION NO.2 AS AN ORDINARY RESOLUTION:

Re-appointment of Ms. Vishakha Mulye (DIN: 00203578), who retires by rotation and, being eligible, offers herself for re-appointment

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	3536	4336113202	-
E-voting during the AGM	23	12724	-
TOTAL	3559	4336125926	99.64

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	200	15628205	-
E-voting during the AGM	5	1003	-
TOTAL	205	15629208	0.36

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	-	-
E-voting during the AGM	-	-
TOTAL	-	-

3.	RESOLUTION NO.3 AS AN ORDINARY RESOLUTION:

Re-Appointment of M/s Walker Chandiok & Co LLP, Chartered Accountants (Registration No. 001076N/N500013) as Statutory Auditors of the Bank

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	3541	4305285374	-
E-voting during the AGM	23	12327	-
TOTAL	3564	4305297701	98.47

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	209	66920121	-
E-voting during the AGM	5	1400	-
TOTAL	214	66921521	1.53

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	-	-
E-voting during the AGM	-	-
TOTAL	-	-

4.	RESOLUTION NO.4 AS AN ORDINARY RESOLUTION:

Appointment of Branch Auditors

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	3676	4366458267	-
E-voting during the AGM	23	12327	-
TOTAL	3699	4366470594	99.91

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	75	4064627	-
E-voting during the AGM	5	1400	-
TOTAL	80	4066027	0.09

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	-	-
E-voting during the AGM	-	-
TOTAL	-	-

5.	RESOLUTION NO.5 AS AN ORDINARY RESOLUTION:

Re-Appointment of Ms. Vishakha Mulye (DIN: 00203578), as a Wholetime Director (designated as Executive Director) of the Bank

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	3486	4219859374	-
E-voting during the AGM	22	11938	-
TOTAL	3508	4219871312	99.68

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	223	13381130	-
E-voting during the AGM	6	1789	-
TOTAL	229	13382919	0.32

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	-	-
E-voting during the AGM	-	-
TOTAL	-	-

6.	RESOLUTION NO.6 AS A SPECIAL RESOLUTION:

Re-Appointment of Mr. Girish Chandra Chaturvedi (DIN: 00110996), as an Independent Director of the Bank

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	3527	4208377493	-
E-voting during the AGM	23	11941	-
TOTAL	3550	4208389434	99.30

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	189	29484110	-
E-voting during the AGM	5	1786	-
TOTAL	194	29485896	0.70

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	-	-
E-voting during the AGM	-	-
TOTAL	-	-

7.	RESOLUTION NO.7 AS AN ORDINARY RESOLUTION:

Re-Appointment of Mr. Girish Chandra Chaturvedi (DIN: 00110996) as Non-Executive (part-time) Chairman of the Bank

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	3503	4208732539	-
E-voting during the AGM	23	11941	-
TOTAL	3526	4208744480	99.33

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	212	28412733	-
E-voting during the AGM	5	1786	-
TOTAL	217	28414519	0.67

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	-	-
E-voting during the AGM	-	-
TOTAL	-	-

8.	RESOLUTION NO.8 AS A SPECIAL RESOLUTION:

Shifting the Registered Office of the Bank from the State of Gujarat to the State of Maharashtra and consequent amendment to the Memorandum of Association of the Bank

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	3573	4372387773	-
E-voting during the AGM	24	15327	-
TOTAL	3597	4372403100	100.00

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	190	57581	-
E-voting during the AGM	5	1400	-
TOTAL	195	58981	0.00

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	-	-
E-voting during the AGM	-	-
TOTAL	-	-

Based on the foregoing, all the above Resolution Nos. 1 to 8 as also mentioned in the Notice of the 26th AGM of the Bank dated May 9, 2020 were passed under remote e-voting and e-voting conducted during the AGM with the requisite majority.

All the relevant records of remote e-voting and e-voting during the AGM will remain in my safe custody until the Chairman considers, approves and signs the Minutes of the 26th AGM and the same shall be handed over thereafter to the Chairman or the Company Secretary for safe keeping.

Thanking you,

Sincerely,

Alwyn D’Souza

Practising Company Secretary

FCS No.5559, CP No.5137

Alwyn D’Souza & Co

Company Secretaries

[UDIN : F005559B000582841]

Mumbai, August 15, 2020

We the undersigned witnesseth that the votes were unblocked from the e-voting website of the National Securities Depository Limited (https://www.evoting.nsdl.com) in our presence at 6.15 P.M. IST on August 14, 2020.

Edlon Dsouza	Krishnakant Adagale
Flat No.214, Shram Saphalya,	Row House No.18,
Station Road, Sheetal Nagar,	Mansi Row Co.op Hsg Soc Ltd
Mira Road East, Thane 401107	Kashigaon, Mira Road East,
Thane 401107

Countersigned by:

For ICICI Bank Limited

______________________________

Ranganath Athreya

Company Secretary

ACS: 7356

Mumbai, August 15, 2020

Item 4

Date of Annual General Meeting	August 14, 2020
Total number of shareholders on cut off date (August 7, 2020)	1,502,864
No. of shareholders present in the meeting either in person or through proxy
Promoters and Promoter Group :	Not Applicable
Public :	Not Applicable
No of shareholders who attended the meeting through video conferencing:
Promoters and Promoter Group :	Not Applicable
Public :	305

Agenda-wise disclosure (to be disclosed seperately for each agenda item)	As disclosed below

Resolution required : (Ordinary)	Item No.1 - Adoption of Financial Statements for the financial year ended March 31, 2020

Whether promoter/ promoter group are interested in the agenda/ resolution?		No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutions	E-Voting	5,882,761,273	4,298,827,974	73.08	4,298,827,974	-	100.00	-
	Poll	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,882,761,273	4,298,827,974	73.08	4,298,827,974	-	100.00	-
Public - Non Institutions	E-Voting	593,565,416	1,607,974	0.27	1,584,211	23,763	98.52	1.48
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	593,565,416	1,607,974	0.27	1,584,211	23,763	98.52	1.48
Total		6,476,326,689	4,300,435,948	66.40	4,300,412,185	23,763	100.00	0.00

Resolution required : (Ordinary)			Item No.2 - Re-appointment of Ms. Vishakha Mulye (DIN: 00203578), who retires by rotation and, being eligible, offers herself for re-appointment

Whether promoter/ promoter group are interested in the agenda/ resolution?		No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutions	E-Voting	5,882,761,273	4,350,187,132	73.95	4,334,635,223	15,551,909	99.64	0.36
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,882,761,273	4,350,187,132	73.95	4,334,635,223	15,551,909	99.64	0.36
Public - Non Institutions	E-Voting	593,565,416	1,568,002	0.26	1,490,703	77,299	95.07	4.93
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	593,565,416	1,568,002	0.26	1,490,703	77,299	95.07	4.93
Total		6,476,326,689	4,351,755,134	67.19	4,336,125,926	15,629,208	99.64	0.36

Resolution required : (Ordinary)			Item No.3 - Re-appointment of M/s Walker Chandiok & Co LLP, Chartered Accountants (Registration No. 001076N/N500013) as Statutory Auditors of the Bank

Whether promoter/ promoter group are interested in the agenda/ resolution?		No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutions	E-Voting	5,882,761,273	4,370,652,308	74.30	4,303,773,175	66,879,133	98.47	1.530
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,882,761,273	4,370,652,308	74.30	4,303,773,175	66,879,133	98.47	1.53
Public - Non Institutions	E-Voting	593,565,416	1,566,914	0.26	1,524,526	42,388	97.29	2.71
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	593,565,416	1,566,914	0.26	1,524,526	42,388	97.29	2.71
Total		6,476,326,689	4,372,219,222	67.51	4,305,297,701	66,921,521	98.47	1.53

Resolution required : (Ordinary)			Item No.4 - Appointment of Branch Auditors

Whether promoter/ promoter group are interested in the agenda/ resolution?		No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutions	E-Voting	5,882,761,273	4,368,962,908	74.27	4,364,927,355	4,035,553	99.91	0.09
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,882,761,273	4,368,962,908	74.27	4,364,927,355	4,035,553	99.91	0.09
Public - Non Institutions	E-Voting	593,565,416	1,573,713	0.27	1,543,239	30,474	98.06	1.94
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	593,565,416	1,573,713	0.27	1,543,239	30,474	98.06	1.94
Total		6,476,326,689	4,370,536,621	67.48	4,366,470,594	4,066,027	99.91	0.09

Resolution required : (Ordinary)			Item No.5 - Re-appointment of Ms. Vishakha Mulye (DIN: 00203578), as a Wholetime Director (designated as Executive Director) of the Bank

Whether promoter/ promoter group are interested in the agenda/ resolution?		No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutions	E-Voting	5,882,761,273	4,231,686,657	71.93	4,218,386,216	13,300,441	99.69	0.31
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,882,761,273	4,231,686,657	71.93	4,218,386,216	13,300,441	99.69	0.31
Public - Non Institutions	E-Voting	593,565,416	1,567,574	0.26	1,485,096	82,478	94.74	5.26
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	593,565,416	1,567,574	0.26	1,485,096	82,478	94.74	5.26
Total		6,476,326,689	4,233,254,231	65.37	4,219,871,312	13,382,919	99.68	0.32

Resolution required : (Special)			Item No.6 - Re-appointment of Mr. Girish Chandra Chaturvedi (DIN: 00110996), as an Independent Director of the Bank

Whether promoter/ promoter group are interested in the agenda/ resolution?		No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutions	E-Voting	5,882,761,273	4,236,308,823	72.01	4,206,896,082	29,412,741	99.31	0.69
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,882,761,273	4,236,308,823	72.01	4,206,896,082	29,412,741	99.31	0.69
Public - Non Institutions	E-Voting	593,565,416	1,566,507	0.26	1,493,352	73,155	95.33	4.67
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	593,565,416	1,566,507	0.26	1,493,352	73,155	95.33	4.67
Total		6,476,326,689	4,237,875,330	65.44	4,208,389,434	29,485,896	99.30	0.70

Resolution required : (Ordinary)			Item No.7 - Re-appointment of Mr. Girish Chandra Chaturvedi (DIN: 00110996), as Non-Executive (part-time) Chairman of the Bank

Whether promoter/ promoter group are interested in the agenda/ resolution?		No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutions	E-Voting	5,882,761,273	4,235,591,924	72.00	4,207,256,111	28,335,813	99.33	0.67
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,882,761,273	4,235,591,924	72.00	4,207,256,111	28,335,813	99.33	0.67
Public - Non Institutions	E-Voting	593,565,416	1,567,075	0.26	1,488,369	78,706	94.98	5.02
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	593,565,416	1,567,075	0.26	1,488,369	78,706	94.98	5.02
Total		6,476,326,689	4,237,158,999	65.43	4,208,744,480	28,414,519	99.33	0.67

Resolution required : (Special)			Item No.8 - Shifting the Registered Office of the Bank from the State of Gujarat to the State of Maharashtra and consequent amendment to the Memorandum of Association of the Bank

Whether promoter/ promoter group are interested in the agenda/ resolution?		No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutions	E-Voting	5,882,761,273	4,370,903,273	74.30	4,370,903,273	-	100.00	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,882,761,273	4,370,903,273	74.30	4,370,903,273	-	100.00	-
Public - Non Institutions	E-Voting	593,565,416	1,558,808	0.26	1,499,827	58,981	96.22	3.78
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	593,565,416	1,558,808	0.26	1,499,827	58,981	96.22	3.78
Total		6,476,326,689	4,372,462,081	67.51	4,372,403,100	58,981	100.00	0.00

Details of Invalid Votes
Category		No. of Votes
Promoter & Promoter Group		Nil
Public Institutions		Nil
Publi - Non Institutions		Nil

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	August 15, 2020	By:	/s/ Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Chief Manager